Golden River Resources Corporation
                                                          A Delaware Corporation
                                              ----------------------------------
                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia

                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia

                                                      Telephone: +61 3 8532 2860
                                                      Facsimile: +61 3 8532 2805
                                        Email: investor@goldenriverresources.com






May 10, 2007



VIA EDGAR

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Attn:    Jill Davis, Esq.
         Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Form 10-KSB for the Fiscal Year Ended June 30, 2006
                  Filed September 28, 2006
                  File No. 00-16097
                  ---------------------------------------------------------

Ladies and Gentlemen:

On behalf of Golden River Resources Corporation, a Delaware corporation ("GRR" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated April 10, 2007 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 and its Quarterly Report on Form 10-KSB for the fiscal quarter ended December 31, 2006. The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

1. Within the table that sets forth information regarding beneficial ownership of your common shares, you present the shares owned by Joseph and Stera Gutnick and RAP Special Situation Fund Limited as 41,200,224 and 31,670,000 respectively as of June 30, 2006. However, per review of the consolidated Statements of Stockholders' Equity on page F-5, there were only 26,714,000 common shares outstanding as of June 30, 2006. Please revise your table if necessary, or tell us, and revise your disclosure to explain how these beneficial owners held more shares than were outstanding.

         In accordance with Instruction 1 to Item 403 of Regulation SB and Rule 13d-3, the number of shares beneficially owned by Mr. and Mrs. Gutnick includes 20,700,224 issued and outstanding shares and 20,500,000 shares that are issuable upon exercise of presently exercisable options and warrants. See footnotes 6 and 7 to the table.

Notes to Consolidated Financial Statements, page F-7

Note 6 Affiliate Transactions, page F-11

2. You explain that in May 2006 you issued shares of common stock and options to Wilzed Pty Ltd. as repayment of outstanding loans. Please tell us how the per share price of the common shares and options was determined, and if different, what the per share market trading price of the shares was at the time of the share issuance. If applicable, tell us why you valued the shares and options issued at a price different than the current market trading price.

         The Company had a debt of A$2,000,000 owing to Wilzed Pty Ltd and in order to continue to raise funds for its operations, it needed to negotiate a repayment of the debt. Wilzed was prepared to accept an issue of shares of common stock and warrants as repayment. The agreed issue price of the shares of common stock and exercise price of the warrants of A$0.20 and A$0.20 respectively was determined by negotiation with Wilzed. During the month of May 2006, the opening price for the month was US$0.30 and the low price was US$0.30, on a turnover of 35,000 shares, according to stockwatch.com. The price of A$0.20 is further supported as the Company was able to raise further funds of US$1,542,000 (A$2,000,000) for the Company's operations in early June 2006 from an unrelated party at a price of US$0.1542 (A$0.20).

         GRR had been talking to brokers in Canada about a capital raising for 12-18 months prior to May 2006 and nothing had eventuated. Several brokers had indicated that if a capital raising was to eventuate, it would be on the basis that the loans to the Company be converted to equity. On May 3, 2006 GRR received advice that Pacific International who had previously advised they could raise CDN$4 million were too busy to undertake a capital raising.

         At the time Golden River Resources Corporation ("GRR") had assets of $198,000 and liabilities of $2,391,000 per the Company's Form 10-QSB report at March 31, 2006.

         The lack of volume in trading and negative net assets suggested that the share price was not a true reflection of the fair price of GRR.

                  The Company believed that the terms of the debt conversion was in the best interest of and entirely fair to all shareholders for the following reasons:

          o volume of trading in the Company's shares indicated that the share price was not a reflection of the worth of the Company;

          o    the Company had negative net assets;

          o the Company had not been able to raise finance over the last 12-18 months. Any discussions of financing have had the conversion of debt to equity as a pre-requisite;

          o the debt of the Company needs to be dealt with as part of a proposed listing on the Toronto Stock Exchange ; and

          o if Wilzed's debt was not dealt with and further funds raised, the Company might have been required to sell its only asset being the Committee Bay project to raise funds to meet its liabilities which would have left the Company with no ongoing business.

3. On a related note, please also tell us why you have not recorded a gain or loss related to the settlement of the loans with Wilzed Pty Ltd. Please include any applicable accounting literature you relied upon in arriving at your conclusions.

         For the reasons set out in response to question 2, the Company believes the fair value of the shares and warrants issued to Wilzed equaled the fair value of the debt converted. Accordingly, the transaction resulted in no gain or loss on the settlement of the loans.

4. You explain that in March 2004 Kerisridge Pty Ltd. agreed to convert all of the debt owed to them into shares of your common stock and warrants. Please tell us how the number of shares and warrants issued for settlement of the debt was determined.

         At the time of the issue of common shares and warrants to Kerisridge Pty Ltd, the Company had been negotiating a private placement with RAB Special Situations LP ("RAB"), an unrelated party. The private placement was at an issue price of US$1.00 per share, with one attaching warrant for each share issued, at an exercise price of US$1.30 per warrant and a latest exercise date of 2 years from the date of issue.

         A pre-condition to the private placement was that RAB required all debts owing to companies associated with Mr. J. I. Gutnick, the Company's chairman and chief executive officer, be converted into common stock and RAB agreed that it would be on the same terms and conditions as agreed in respect to the private placement with RAB.

Note 9 Stockholders Equity, page F-13

5. It is unclear from your disclosures whether your warrants issued during 2004 to 2006 were issued and exercisable in US$ or A$. For all disclosures regarding the issuance of warrants in Notes 6 and 9, please confirm whether such warrants were issued and exercisable in US$ or A$.

         In respect to the warrants, all 2004 warrant exercise prices are in US$ and for the 2006 warrant exercise prices, the RAB warrants are expressed in US$ and the Fast Knight Nominees Pty Ltd warrants are expressed in A$.

6. For each warrant indenture, please tell us the functional currency of the legal entity that has issued the warrants.

         GRR's functional currency is US$.

7. You explain that in June 2006 you commenced a private placement in which you issued 20,000,000 normal warrants and 10,000,000 special warrants; and the special warrants may be exercised at any time without any consideration. Paragraph 10 of SFAS 128 explains that shares issuable for little or no cash consideration shall be considered outstanding and included within the computation of basic earnings per share. Please tell us if the special warrants were included in the computation of basic earnings per share. If not, please revise your financial statements and related disclosures to comply with the guidance in SFAS 128, or tell us why such revisions are not necessary.

         No, the special warrants were not included in the computation of basic earnings per share. The Company will revise the financial statements and related disclosures as requested. The Company notes that there is a restriction in the subscription agreement with RAB that states that the Company cannot process a warrant exercise notice if RAB (and its associates) would hold more than 9.99%. Accordingly the Company would only include that number of special warrants in the calculation of basic earnings per share to take RAB's overall holding to 9.99%.

Note 10 Issue of Options Under Stock Option Plan, page F-14

8. You explain that you utilized the Black Scholes valuation method for determining the fair value of options issued in 2004, and the volatility used in such calculations was 20%. Please tell us how you determined the volatility rate used in this calculation.

         The Company determined the volatility by calculating a natural logarithm of the opening/closing prices for the three months prior to the date stockholders approved the Plan. This resulted in a volatility rate of 23.50% which the Directors then considered and determined a volatility rate of 20% was reasonable.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

9. In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and l5d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

         We also note that you have replaced the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3, and 4 of the certifications in your Form 10-KSB and 10-QSB. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-B.

         The Company will comply with the Staff's comments in future filings.

Form 10-QSB for the Quarter Ended December 31, 2006

Notes to Consolidated Financial Statements, page 8

Note 6 Issue of Options Under Stock Option Plan, page 9

10. You explain that you calculated the fair value of the 4,650,000 options issued in October 2006 using the binomial option pricing model. Please tell us why you have discontinued the use of the Black Scholes pricing model as used in valuing previous options issued. Please refer to paragraph A23 of SFAS 123(R). If applicable, please also revise to provide the disclosures required by paragraph 22 of SFAS 154 regarding a change in accounting estimate.

         Management utilized the services of an external consultant to calculate the fair value of the options issued in October 2006.

         The external consultant recommended the use of the binomial option pricing model instead of the Black Scholes pricing model.

         It was the consultant's and the management's view that given the options had three vesting periods, the binomial option pricing model was a more accurate measure of the fair value rather than the Black Scholes option pricing model.

         Black-Scholes ("BS")
         BS is generally used to value European options i.e., only capable of exercise on the date of expiration, and generally used for non-dividend paying stocks. The BS cannot be used to accurately price American Options i.e., exercisable anytime before or on expiration. Further BS generally does not account for performance hurdles in fair value calculations and BS only prices option at one point in time, and does not consider the possibility of early exercise.

         Binomial
         The binomial methodology breaks down the time to expiration into a number of steps or intervals and can therefore be used to value American style options, taking into account the possibility of early exercise and reflect changing inputs over time. This is the preferred methodology as it is able to capture the valuation impact of any market-based performance hurdles, for example target share price, that may not be captured by BS.

11. You also explain that the fair value share price used in the calculation of fair value for the 4,650,000 options was US$.166. Please tell us how you determined this fair value share price.

         In respect to the fair value share price, the US$0.166 was the same as the issue price of shares of common stock to Fast Knight Nominees Pty Ltd and the special warrants issued to RAB.

         For the month of October 2006, according to stockwatch.com, the opening price for the Company was US$0.288, the low price was US$0.288, the closing price was US$0.288 and the volume was 5,000 shares. This clearly shows that the market price was not a true reflection of the fair value share price.

         The fair market value is a product of the price a willing buyer will pay for a share and a willing seller will sell a share.

         Given RAB were prepared to pay US$0.166 per share in a private placement in June 2006, it was management's view that US$0.166 represented a fair value share price.

12. You further explain that the total value of the 4,650,000 options issued in October 2006 is A$696,976, and that amortization for the six months ended December 31, 2006 was A$35,814. However, you state that the remaining unamortized deferred compensation related to these options is A$494,628. Please reconcile these disclosures for us. Revise your disclosures if applicable.

         The Company will amend this disclosure. The A$696,976 is the A$ conversion of the total USD value of the options at issue date. The A$35,814 is actually a USD number and should have been A$47,059 and the remaining unamortized deferred compensation should be A$661,162 (US$489,636).

Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 11

13. For the three and six month ended December 31, 2006 compared to December 31, 2005, you explain that revenue increased as a result of interest earned on monies owed to the company by Axis, and from monies held in bank accounts. Given the definition of revenues in paragraph 78 of CON 6, and as it does not appear you are in the business of lending money, please tell us why you believe it is appropriate to present the amount of interest earned as revenue, and included in the determination of loss from operations.

         The Company will include a further line item between "Revenue" and "Interest" called "Other Income" to ensure readers of the financial statements are aware that interest is not from normal operations.

Engineering Comments

Form 10 - KSB for the Fiscal Year Ended June 30, 2006

General

14. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

         The Company notes the Staff's comment.

15. If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

                  "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

                  The Company has included such a narrative on its website.

Slave Craton Properties, page 5

16. Disclose the following information for each of your properties:

          o The nature of the company's ownership or interest in the property or concessions.

                  In respect to the Slave Properties, this is disclosed on page 5 and 6 under the heading "Slave Craton Properties" in paragraphs 1, 6 - 9.

                  In respect to the Committee Bay Properties, the Company will add the following wording to the end of the first sentence on page 11 under the heading "Committee Bay Belt"

                           "We own 100% of the mineral title to the Committee
                  Bay Area properties. All claims are on federally owned ground and mineral title is administered by the federal government."

          o A description of all interests in the properties, including the terms of an underlying agreements. Explain briefly how Tahera controls the land position, who ultimately owns the mineral lights, and any requirements for access, development, and reclamation on the concessions.

                  In respect to the Slave Properties, this is disclosed on page 5 and 6 under the heading "Slave Craton Properties" in paragraphs 1, 6 - 9.

                  The Company will include a narrative in relation to Tahera's rights to the land as follows:

                    "Exploration work undertaken by GRR is subject to the Mining Land Use Regulations of the Indian and Northern Affairs Canada Mining Act. This Act requires GRR to obtain permits prior to performing significant exploration programs and sets standards that must be met for development and reclamation.

                    On April 1, 1999, the Nunavut Land Claims Agreement, dated May 28, 1993, between the Inuit of Canada's eastern arctic region and Her Majesty the Queen in right of Canada, came into force. Under this agreement, the Inuit were granted ownership of approximately 360,000 square kilometres of land in an area referred to as the Nunavut Settlement Area, including ownership of subsurface rights in approximately 37,500 square kilometres of those lands. Third party interests in lands in the Nunavut Settlement Area created on or after April 1, 1999 are granted, in the case of surface rights, by the appropriate regional Inuit association and, in the case of subsurface rights, by Nunavut Tungavik Incorporated ("NTI") which will hold subsurface title to Inuit owned lands and will be additionally responsible, in consultation with the appropriate regional Inuit associations, for the administration and management of those subsurface rights. The Tahera Inuit Owned Lands property CO-20-00-03R is administered by the NTI. All non-IOL properties are administered by the Federal Government.

                  Tahera has the rights under license from the NTI to conduct exploration on the Slave Craton properties"

          o An indication of whether the mining claims are State or Federal claims.

                  The Company will amend the disclosure accordingly.

          o Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

                  This information is disclosed in Appendix B to the Form
                  10-KSB.

          o The conditions that must be met to retain your claims, leases, options or concessions, including quantification and timing of all necessary payments.

                  In respect to the Slave Properties, this is disclosed on page 6 in paragraph 4 and in respect to the Committee Bay properties, on page 11 in the last paragraph. Furthermore, pages 15 and 16 contain a narrative of Regulation - Mining in Canada.

          o    Expiration dates for these agreements, claims or leases.

                  This is disclosed in Appendix B to the Form 10-KSB and in the narrative on the Slave Craton Properties in respect to the Tahera agreement.

          o    The area of the claims, either in hectares or acres.

                  This information is disclosed in Appendix B to the Form 10-KSB in respect to the Slave Craton Properties and on page 11 in paragraph 4 under the heading Committee Bay Belt in respect to the Committee Bay Properties. There is also a list of the landholdings in Appendix B to the Form 10-KSB in respect to the Committee Bay Properties however it does not specify the area of the claims. We will update this list to disclose the area of the claims.

         Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

17. We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to the property; and instead focus the disclosure solely on your company's property.

         The Company will amend the disclosure in line with the examiners comments.

Location, page 6

18. Insert a small-scale map showing the location and access to each property, as required by Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

               o A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

               o A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

               o    A north arrow.

               o An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

               o A title of the map or drawing, and the date on which it was drawn.

               o In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

         Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

         The Company will amend the disclosure in line with the examiners comments.

19. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

                  The location and means of access to the property, including the mode of transportation utilized to and from the property.

                  In respect to the Slave Properties, this is disclosed on page 6 under the heading Access, Infrastructure, Local Resources and in respect to the Committee Bay properties, on page 12 under the heading Access, Infrastructure, Local Resources.

                  Any conditions that must be met in order to obtain or retain title to the property.

                  In respect to the Slave Properties, this is disclosed on page 6 in paragraph 4 and in respect to the Committee Bay properties, on page 11 in the last paragraph. Furthermore, pages 15 and 16 contain a narrative of Regulation - Mining in Canada.

                  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

                  In respect to the Slave Properties, this is disclosed on page 7 under the heading Geological Setting and in respect to the Committee Bay properties, on page 14 under the heading Geological Setting.

                  A description of any work completed on the property and its present condition.

                  In respect to the Slave Properties, this is disclosed on page 7 under the heading History and on pages 9 through 11 under the heading Work Programs, Further Exploration and Recent Exploration and in respect to the Committee Bay properties, on pages 14 and 15 under the heading Work Program and Geophysical Survey.

          o The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

                  There is no plant and equipment.

          o    A description of equipment, infrastructure, and other facilities.

                  There is no significant equipment that has been used for exploration.

          o    The current state of exploration of the property.

                  In respect to the Slave Properties, this is disclosed on page 7 under the heading History and on pages 9 through 11 under the heading Work Programs, Further Exploration and Recent Exploration and in respect to the Committee Bay properties, on pages 14 and 15 under the heading Work Program and Geophysical Survey.

          o    The total costs incurred to date and all planned future costs.

                  In respect to the Slave Properties, the Company will amend the disclosure and in respect to the Committee Bay properties, it is disclosed on page 14 under the heading Work Program.

                  The source of power and water that can be utilized at the property.

                  Power is provided through hired generators and water is available through the third party camp sites the Company is able to use. The Company will amend the disclosure to make this clearer.

          o If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

                  This is disclosed on page 5 in the second paragraph under the heading, Introduction, on page 8 in the second paragraph. The Company also notes that there is a risk factor (number two) on page 17.

         You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

20. In the fourth paragraph of this section you refer to a grade range of anomalous to 24 gpt gold values. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

          o Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

          o Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

          o Eliminate all disclosure of the highest values or grades of sample sets.

          o Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

          o    Eliminate statements containing grade and/or sample-width ranges.

          o Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

          o Generally, use tables to improve readability of sample and drilling data.

          o Soil samples may be disclosed as a weighted average value over an area.

          o    Refrain from reporting single soil sample values.

          o    Convert all ppb quantities to ppm quantities for disclosure.

          o    Please revise all your disclosures to comply with this guidance.

              The Company will amend the disclosures as requested.

21. We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

         The Company will amend the disclosures as requested.

Property History, page 13

22. The forth paragraph on this page describes a resource estimate disclosed by Committee Bay Resources (CBR). The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource estimates from the filing.

         The Company will amend the disclosures as requested.

23. You describe ore grade gold values in the seventh paragraph on this page. Please define the ore grade values and provide additional information to support your assertion that this cutoff grade would be economic and include the parameters used to develop this estimate. These parameters must also realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

         The Company will amend the disclosures as requested.

         We have attached a copy of the proposed amendments to the disclosure of the general section of the Form 10-KSB for your review.

         On behalf of the Company we hereby acknowledge the following:

               o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

               o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.


Yours faithfully


/s/Peter Lee
PETER LEE
Director, CFO & Secretary

         Description of Business

         Introduction

         We are an exploration stage company engaged in the identification, acquisition, exploration and development of mining prospects believed to have gold mineralization. The main objective is to explore, identify, and develop commercially viable prospects over which we have rights that could produce revenues. These types of prospects may also contain mineralization of metals often found with gold, such as platinum and silver and other `base metals' (copper, nickel, lead, zinc) which also may be worth processing. Exploration and development for commercially viable mineralization of any metal includes a high degree of risk which careful evaluation, experience and factual knowledge may not eliminate, and therefore, we may never produce any revenues.

         We hold properties in Nunavut, Canada. Golden River Resources holds interests in the Slave Craton area within Nunavut and our currently owned 100% subsidiary; Golden Bull Resources holds various prospects in the Committee Bay Greenstone Belt in Nunavut. We are in the initial stages of exploration programs and have not yet identified any ore reserves.

         Please note that the Glossary in Appendix A to the Annual Report contains definitions for the geological and other specialized terms used in this section.


Slave Craton Properties


         During 2002, we reached an agreement with the Canadian company, Tahera Diamond Corporation, to explore for gold on Tahera's extensive properties on the Slave Craton in Nunavut, Canada. At that time, Tahera's Slave land package included 177 properties and 11 Inuit Owned Land ("IOL") Concessions covering approximately 471,000 acres. Tahera is a diamond mining company conducting diamond exploration in the northern Slave Craton and brought its Jericho diamond pipe into production in 2006.

         Tahera has an extensive database of data to which we have access, including geophysical surveys, overburden and bedrock mapping, overburden sampling and drilling data. We have agreed to pay them a two percent net smelter return royalty on any production from gold and base metals we discover having used Tahera's extensive database.

         We believe there are some exceptional gold targets on Tahera's ground; principally in the High Lake Volcanic Belt, and in the Contwoyto Formation.

         Within the High Lake Volcanic Belt, the target is a silicified shear-hosted gold deposit. The exploration target on the Contwoyto properties is a banded iron formation hosted gold deposit. There has been no commercial viable gold, silver or base metal mineralization identified on the properties to date.

         We have included a list of the mining properties that are covered under our agreement with Tahera in Appendix B to this Annual Report.

         The agreement with Tahera dated March 7, 2002 gives us rights of access to exploration data of Tahera covering gold, silver and base metal potential on properties 100% held by Tahera or properties which are adjacent to or in the area of the Tahera properties. If during our exploration for gold, silver or base metals on the 100% Tahera held mineral properties, we discover diamonds, Tahera retains the rights to the diamonds. Under the agreement, if we wish to conduct exploration on the properties, we need to seek access to the properties and enter into an access agreement with Tahera, suitable to Tahera, which sets out the terms of our access. Our access cannot interfere with Tahera's operations on the properties. Tahera has the sole and unfettered discretion to sell, transfer, assign, encumber, mortgage, pledge, hypothecate, allow to lapse, forfeit, surrender or in any way dispose of its interest in the properties. Should Tahera sell, transfer, assign the properties, we would then need to negotiate access with the new holder of the properties. We undertake exploration at our sole risk. Subject to Tahera's rights, we have the right to exploit opportunities for gold, silver or base metals on the properties. In return, GRR has granted Tahera a 2% net smelter return royalty on any mineral deposit discoveries that GRR may identify.

         We entered into access agreements with Tahera for the 2004 and 2006 exploration programs.

         Each of the properties has minimum exploration expenditure commitments on an annual basis to retain the rights for the property. The minimum commitments can be met by actual exploration expenditure or by making a cash payment in lieu of exploration expenditure. Expenditures by both Tahera and GRR are counted towards the commitment. In 2004 and 2005, the commitments were met by a mixture of exploration expenditure and cash payments by both Tahera and GRR. As a result, the properties are available for exploration in 2006 and subject to the commitments being met in 2006, will be available for exploration in 2007.

         Exploration work undertaken by GRR is subject to the Mining Land Use Regulations of the Indian and Northern Affairs Canada Mining Act. This Act requires GRR to obtain permits prior to performing significant exploration programs and sets standards that must be met for development and reclamation.

         On April 1, 1999, the Nunavut Land Claims Agreement, dated May 28, 1993, between the Inuit of Canada's eastern arctic region and Her Majesty the Queen in right of Canada, came into force. Under this agreement, the Inuit were granted ownership of approximately 360,000 square kilometers of land in an area referred to as the Nunavut Settlement Area, including ownership of subsurface rights in approximately 37,500 square kilometers of those lands. Third party interests in lands in the Nunavut Settlement Area created on or after April 1, 1999 are granted, in the case of surface rights, by the appropriate regional Inuit association and, in the case of subsurface rights, by Nunavut Tungavik Incorporated ("NTI") which will hold subsurface title to Inuit owned lands and will be additionally responsible, in consultation with the appropriate regional Inuit associations, for the administration and management of those subsurface rights. The Tahera Inuit Owned Lands property CO-20-00-03R is administered by the NTI. All non-IOL properties are administered by the Federal Government.

         A list of the mining properties that are covered under the Tahera/GRR agreement appears as Appendix B to this Annual Report. Exploration interest is currently focused on the CO-20-00-03R IOL concession.

         The claims are maintained in good standing by applying an annual work commitment or a payment in lieu of work. Fees and exploration expenditures associated with the maintenance of Tahera Corporation's ground covered under the Slave Craton Agreement with Golden River Resources are the responsibility of Tahera.

         Location

         Hood River Ground

The Hood River mineral properties and Inuit Owned Land Concessions are in the High Lake Volcanic Belt located in the northwest section of the Slave Structural Province in the Mackenzie District of Nunavut. The land holdings include 4 mining properties totalling 10,330 acres, and the Hood River CO-20-00-03R IOL concession which encompasses 15,454 acres. Only the IOL concession is within the greenstone component of the High Lake Volcanic Belt and therefore of exploration interest to us. The approximate center of the Inuit Concessions is about 45 kilometers north of the Arctic Circle, and 530 kilometers north-northeast of Yellowknife. The IOL Concessions are held 50:50 by Benachee Resources Inc. and Snowpipe Resources Ltd. (both wholly owned by Tahera). There are no known encumbrances on the concessions.

                        See supplemental PDF for graphic

FIGURE 1.  Location of the Project Area within Nunavut and the Slave Structural
           Province.


                        See supplemental PDF for graphic

FIGURE 2.- Location of the Properties Covered By the Tahera / Golden River
           Resources Agreement. Lakes and rivers are shown in blue; the Contwoyto IOL concession blocks are indicated by the green filled polygons. The Hood IOL concession is indicated as black filled polygons and labeled as the "Hood Group" (modified: January 18, 2007)

         Contwoyto Lake Ground

         The CO-08 IOL Concession is underlain by the Contwoyto Formation on the east side of Contwoyto Lake. The original C0-08 Concession Agreement totalled 65,250 acres and is located in the Mackenzie District of Nunavut. The approximate center of the C0-08 Concession is about 100 kilometers south of the Arctic Circle, 100 kilometers north-northwest of Lac de Gras, and 380 kilometers north-northeast of Yellowknife. The C0-08 Concession Agreement is held 50:50 by Benachee Resources Inc. and Snowpipe Resources Ltd. (both wholly owned by Tahera). There are no known encumbrances on the concessions.

         Access, Infrastructure, Local Resources

         Access to all the areas in the Slave Craton is by aircraft. In summer months, float equipped aircraft may land on local lakes of appropriate size including Contwoyto Lake, Napatulik Lake, Penthouse Lake (unofficial name), and Carat Lake. In addition, airstrips are available for fixed wing aircraft equipped with tundra tires at the Lupin mine site, the Ulu mine site, and Tahera's Carat Camp (Jericho). Helicopter support is needed to mobilize personnel from camp sites to the property areas. The winter road which links Yellowknife to the Lupin mine site on Contwoyto Lake has historically been used for economical transportation of supplies in winter months. This road has since been extended to Tahera's Carat Camp.

         Tahera's properties are located in the treeless Arctic within the zone of permafrost. The weather in the property areas is typical of the continental barren lands which experience cool summers and extremely cold winters. Winter temperatures can reach -45 degrees. Summer temperatures are generally in the 5 to 10 degree Celsius range but can reach the high 20's degrees Celsius. Average annual snowfall rarely exceeds 1 meter, most of which falls during autumn and spring storms. Small lakes are clear of ice usually by the third week in June and start freezing over again in late September.

         The topography of the area consists of low rolling hills with areas of low-lying swampy muskeg. Local relief is low, rarely exceeding 150 meters.

         The closest community with regularly scheduled air service is Kugluktuk (formerly Coppermine) which is 145 kilometers northwest of the Anuri/Rockinghorse concessions and 200 kilometers northwest of the Hood River concessions. First Air has scheduled flights everyday from Yellowknife to Kugluktuk. The main centre for transportation to the properties is through Yellowknife, 530 kilometers southwest of the Hood River concessions, and 410 kilometers southwest of the Contwoyto concessions. Fixed wing and helicopter charter services are available in Yellowknife, as are all supplies (groceries, lumber, fuel, etc.) and expediting services. Additional existing infrastructure to help service the land holdings includes Tahera's Jericho minesite and Woldens' Lupin and Ulu minesites. There is currently no infrastructure on the Contwoyto IOL concessions.

         Exploration History

         There are currently no known gold, silver or base metal mineral reserves identified on the Hood or Contwoyto IOL concessions. All work undertaken in the past has been strictly exploratory in nature.

         All previous work reported by companies is quoted from open file government assessment reports. For the Slave Craton land holdings non diamond-related exploration activities are emphasized as these relate to our interest and exploration agreement with Tahera. Specifically, previous exploration work on the Hood River/High Lake and Contwoyto Lake land holdings are detailed as these are deemed to be most prospective for gold.

         Hood River/ High Lake Belt

         Exploration around and directly within the Hood River properties began in 1965 and over the years has included sampling, mapping, trenching, and drilling, as well as ground and airborne geophysical surveys.

         In 1989 the Ulu gold deposit was discovered. Previous efforts directly on our Hood properties have outlined several key areas of anomalous gold mineralization which include the Penthouse, Blackridge, Crown and the North Fold Nose areas.

         In 1999 the Nunavut Land Claims Agreement came into effect and granted surface ownership of about 360,000 square kilometers of land to the Inuit, of which they have the subsurface rights for approximately 37,500 square kilometers. Nunavut Tungavik Incorporation (NTI) is the entity through which these subsurface rights are administered. The areas around Ulu that in the Hood River (CROWN, DEN, FIDO and ULU) were ultimately incorporated into NTI lands, with the exception of the original ULU claim.

         In March, 2003, Strongbow Resources Inc. and Nunavut Tungavik Incorporated announced an agreement whereby Strongbow could explore a large parcel of land which covers all the south half of the High Lake Greenstone Belt and borders Tahera's IOL concession on the east, south, and west.

         Contwoyto Formation

         Following the discovery of the Lupin Mine on the western shore of Contwoyto Lake in 1960, exploration for additional Lupin-style banded iron formation hosted gold deposits commenced throughout the Contwoyto Formation. This resulted in the discovery of a number of prospects many of which occur on Tahera's Contwoyto properties.

         Significant results that substantiate the gold prospectivity of the region have been reported on several key areas which include the R43-R45, the R44-R47, the 5-5, and the Ox prospects.

         Diamond exploration began in the area in 1993. Discovery of several kimberlite bodies prompted a helicopter-borne EM and magnetic survey over 110 square kilometers in the Contwoyto Lake area. A part of the Tahera data set this survey has delineated a number of prospective iron formations.

         Geological Setting

         The Slave Structural Province encompasses an elliptical area 500 kilometers wide by 750 kilometers long and is located between Great Slave Lake to the south and Coronation Gulf to the north.

         The Yellowknife Supergroup, important for ore deposits, occurs as twenty-six linear volcanic belts surrounded by granitic batholiths. These belts are typically isoclinally folded and largely range in age from 2715-2671 million years. The belts have been divided in the literature into mafic volcanic-dominated (Yellowknife-type) and felsic volcanic-dominated (Hackett River-type). Yellowknife-type volcanic belts are dominated by massive to pillowed basalt flows with lesser amounts of felsic volcanic and volcaniclastic rocks, clastic sedimentary rocks and occasionally synvolcanic conglomerate and carbonate units. The Hackett River-type belts are defined by the abundance of calc-alkaline felsic and intermediate volcanic rocks intercalated with turbidite.

         At least five episodes of Proterozoic diabase dyke "swarms" (2400 million years - 600 million years) have been recorded in the Slave Structural Province. These dyke sets form local positive relief where they intrude easily eroded lithologies such as the metaturbidites and negative relief in areas where they are juxtaposed with granites and gneisses.

         No known gold, silver or base metal mineral reserves are known on our land. All previous programs have been exploratory in nature.

         Prospects

         Hood River Ground

         High grade gold prospects are found within a 9 by 7 kilometer block in the west-central portion of the High Lake belt. Four main mineralized areas occur; the North Fold Nose, Penthouse, Crown and Blackridge. The mineral prospects on the properties occur in rocks of the same age and nature as at the Ulu gold deposit where gold occurs in brecciated basaltic wallrock clasts which are replaced by acicular arsenopyrite + quartz + K-feldspar.

         There is a spatial relationship between the gold bearing zones of the Ulu deposit with the axial trace of the ULU anticline. The properties cover the northern most two kilometers of this important fold axis. Several gold bearing zones have been previously identified in this area. In one area along the axis, a one meter wide quartz vein, outcrops for over 40 meters and contains arsenopyrite, pyrite, pyrrhotite, chalcopyrite, and native copper. Highly anomalous silver and bismuth were also returned from these samples.

         Further mineralized zones were discovered in the central fold of the North Fold Nose. A highly anomalous gold value was produced within the prospect area from narrow quartz-pyrite vein rubble.

         Previous exploration has outlined five zones of gold mineralization on the Crown prospect (now largely within the properties). At the "Main Zone", several highly anomalous gold values were returned from an 800 meter long silicified basalt/biotite schist contact. Seven trenches were dug in the Main Zone area. Silicified zones up to 6 meters wide with arsenopyrite were noted. The "B" zone is parallel to and 80 meters east of the Main Zone. The structural setting and mineralogy here is similar to the Main Zone. Elevated gold values have been identified over a distance of 450 meters and the zone is reported open to the north. Elevated gold values were also reported from grab samples of silicified basalt and sediments with arsenopyrite in the "Western Zone" and in the folded stratigraphy of the "Eastern" and "Fold" zones.

         To the northwest of the Crown prospects are the Penthouse prospects. The original sampling on the South Penthouse grid returned anomalous gold values. The highest grade sample was from a silicified north-trending shear zone which was traceable for 200 meters. A northeast trending shear, traceable for 250 meters on the North Penthouse area returned significant gold result from narrow arsenopyrite bearing veins. Additional highly prospective zones of mineralization have been identified in the Penthouse area.

         Polymetallic quartz veins in the area contain highly elevated silver values along with anomalous zinc, lead, cadmium, and antimony values. This style of mineralization is very similar to the auriferous polymetallic quartz vein at the Northern Fold Nose on the historic ULU 2 claim.

         Five principal styles of mineralization were identified by BHP on the Penthouse grid, namely i) Auriferous silicified zones with arsenopyrite in sediments; ii) Auriferous arsenopyrite-bearing quartz veins at mafic volcanic-sediment contacts; iii) Auriferous polymetallic quartz veins transecting the mafic volcanic stratigraphy; iv) Stratabound massive sulphide mineralization at the mafic volcanic-sediment contact; and v) Auriferous polymetallic quartz veins hosted by sediments adjacent to the same mafic volcanic-sediment contact.

         Massive sulphide mineralization is present as discontinuous pods up to
1.5 meters thick along the western basalt-sediment contact on the south Penthouse grid. Historically, anomalous values of gold, silver, copper lead and zinc were returned from surface grab sampling. No drilling was carried out on this prospect.

         South of the Crown prospects, across the southeastern edge of a granitic intrusion is the Blackridge prospect last worked by Aber Resources Ltd. The mineralization here consists of an altered and locally brecciated gabbro-hosted silicified zone. The principal mineralized zone has been traced for at least 700 meters northeast and is 2.5 - 3.5 meters wide. Anomalous gold values have been identified along this structure

         Contwoyto Property

         More than 100 iron formation-hosted gold occurrences occur in the Point Lake - Contwoyto Lake meta-sediment sequence. The most notable gold-bearing iron formation in the vicinity is the Lupin gold mine. Mineralization specific to the properties includes a number of significant iron formation hosted gold prospects including the R43-R45, the R44-R47, the 4-2 grid, the Ox, and the 5-5 grid prospects.

         The R43-R45 prospect is hosted by a Z-shaped folded iron formation up to 10 meters wide and traceable for over 1.3 kilometers. The area is mainly unsampled. The geology, mineralization, alteration and structure are extremely similar to the Lupin gold mine (located just 28 kilometers to the west) where gold mineralization is in a "Z" folded iron formation with pyrrhotite and arsenopyrite. The R43-R45 "Z" fold is of the same magnitude as Lupin. No drilling has ever been reported here.

         The R44-R47 prospect is hosted by an iron formation up to 5 meters wide and traceable on surface for 1.9 kilometers. Significant gold values have been returned from surface sampling; however, no drilling has been reported.

         On the 4-2 prospect, previous explorers have traced a sulphide-rich iron formation, in boulders up to 2 meters in size, on surface for 200 meters. Significant gold assays have been returned; however, no follow-up drilling appears to have been done.

         Within the Ox prospect, sampling of the iron formation returned gold values from a pyrrhotite-rich boulder. One drill hole was conducted at the prospect and intersected two separate iron formation horizons, 8.2 meters apart. Both the upper and lower iron formation returned gold from assays.

          On the 5-5 prospect, several east-west trending, 300 to 2,700 meters long EM conductors have been outlined. A total of six iron formations have been identified, four of which are coincident with the EM conductors. Sulphide rich boulders of iron formation at the southwest section of Grid 5-5 yielded gold values. The "Fox A" prospect is also within the 5-5 Grid area and the iron formation is 33 meters wide and 220 meters long and has returned gold values. Drilling in 1987, on the 5-5 prospect, included 8 holes totaling 942 meters. All eight holes intersected iron formation and returned gold from a section containing pyrite, arsenopyrite and pyrrhotite. Four short drill holes on the 5-5 grid in 1988 tested a folded iron formation as outlined by an IP survey. DDH 88-4, drilled 225 meters west of an earlier high grade intercept, intercepted a further significant gold intersection in pyrite-rich siliceous iron formation. A further high grade surface prospect in arsenopyrite and quartz- rich iron formation boulders was apparently not drilled. The other drill holes intersected siliceous +/- sulphidic iron formation ranging from 5.7 to 15.0 meters thick.

         Work Programs

         The first phase of the Company's planned exploration programs over the Hood River and Contwoyto IOL claim groups was carried out in August 2004 and consisted of exploration mapping, sampling and prospecting. This initial program was designed to follow up and assess geophysical and geological anomalies reported by previous workers with a focus on targeting and expanding areas for phase two work.

         Hood River Ground

         Golden River Resources spent $104,446 on exploration on the Hood River IOL Concessions. Four key areas warrant further investigation.

         Northern Fold Nose - This zone is located approximately 3 kilometers north of the ULU deposit and is thought to be part of the major fold structure which hosts the ULU deposit. Additional mineralized zones were discovered within the Northern Fold Nose area than previously described. Acicular arsenopyite was noted in narrow shears within silicified basalt just south of the Northern Fold Nose. Chip sampling of the exposed veins during the 2004 field season yielded several samples carrying anomalous gold values.

         Penthouse - The Penthouse prospects are underlain by a geologically and structurally complex package of mafic volcanic and metasediments. The metasediments are thought to form the conduit for mineralizing fluids. Gabbroic sills occur within the mafic volcanics and sediments and form marker horizons outlining the structural complexity of the area.

         A total of 65 samples were taken in the North Penthouse area; 36 per cent of the samples taken from this area yielded anomalous gold assays.

         A total of 53 samples were taken from the South Penthouse area with 15 per cent returning anomalous gold values. In both of the Penthouse areas, the samples exhibited a strong, positive arsenic-gold relationship.

         Analysis of airborne geophysical data suggests that the South and North Penthouse areas are actually one zone that is over 2 kilometers in strike length.

         Crown - The 2004 field work consisted largely of examining and sampling of the trenches in this area. A total of 60, 1.0 meter to 1.5 meter chip samples were taken from these trenches and 32 per cent of these samples returned with anomalous gold values.

         Blackridge area - The main prospect occurs along a gabbro-sediment contact. The previously described linear mineralized contact zone was extended to slightly over 750 meters.

         Anomalous results were returned from siliceous metavolcanics and metasediments with the highest gold values being returned from trenches cut into the gabrro - metavolcanic/metasediment contact zone. A total of 39 samples were taken from this area. Elevated gold and copper values were noted. A total of 40 per cent of the samples taken returned anomalous gold values. Overall, our 2004 results were an improvement over the reported historical results.

         Contwoyto IOL Concessions

         We spent CDN$109,057 on exploration on the Contwoyto IOL Concessions. Some key areas that warrant further investigation include:

         Grid 5-5 Area - Field work revealed the area to be underlain by a package of amphibole-rich, silicate facies iron formation This area produced the best gold results in the Contwoyto concessions. Geophysics indicated the zone trends west, off shore, into the lake proximal to the Grid 5-5 zone.

         Ox Prospect - The area is underlain by a sulphide-poor, silicate facies iron formation, 100 meters wide which extends over 150 meters to the northeast. Interbedded turbidite, biotite schist/greywacke and coarse to fine-grained, heavily oxidized amphipobilite occur north of the claim block. Mineralization is largely fine-grained pyrite and pyrrhotite with minor chalcopyrite and rare malachite mineralization. The sampling program on the Ox grid fold zone yielded consistent, anomalous gold values.

         An airborne geophysical survey has outlined a number of strong magnetic anomalies that have no surface expression. These areas require further investigation.

         Further Exploration

         Subsequent to the completion of the 2004 exploration program, the IOL concession area in the Contwoyto Lake was dramatically reduced from 65,250.8 acres to 21,533.1 acres. All prospective ground was retained. The area reduction was done in conjunction with Tahera and it served to also greatly reduce the amount of exploration assessment requirement for this area. A program of approximately $63,300 would be required to maintain the ground into 2006. A small portion of the Hood River IOL Concession area was also reduced with all prospective ground retained for further exploration. Due to large exploration expenditures by Tahera within these concessions prior to 2005, there was no exploration assessment spending required during 2005 to maintain this ground.

         As a result of the 2004 field season, several areas have emerged as having a strong potential for hosting gold mineralization, based on geological, mineralogical and structural criteria and as such require further examination. A program of detailed structural mapping is planned in order to understand the complex structural environment. Further work will include detailed sampling and ground geophysics over key anomalous areas with a follow up drilling program. The ULU deposit was discovered within two years through a similar approach.

         The most immediate target area for drilling will be the Penthouse prospect in the Hood River area. The two `north' and `south' zones have been shown to be actually one zone by the airborne geophysical data. The prospect contains anomalous gold values and is likely part of the same structure as hosts the Ulu gold deposit to the west.

         Recent Exploration

In late July 2006, Golden River mobilized equipment and personnel to further prospect, assess and evaluate the Contwoyto Lake and Hood River areas. The work program was to follow up Golden Rivers' highly successful 2004 examination with a focus on highlighting key areas for drilling in the planned winter drill program.

During this summer field program, 901 samples were taken and several areas were targeted as key regions for future work based on current geological modelling, the re-assessment of historical work and sample results from the 2004 program. All samples were sent for preparation and analysis by Acme Analytical Laboratories Ltd. Samples will be analysed with a 36 element geochemical procedure and gold Fire Assays will be conducted where warranted. All 2006 assay results are due by mid October 2006 due to the backlog in assay laboratories in Canada.

The field program and sampling was under the direct supervision of Bruce Goad,
P. Geo., a Qualified Person under the applicable Canadian disclosure regulations for mineral exploration companies.

Contwoyto Lake Area

Numerous new zones of banded iron formations were identified in this summers' program. Principle areas within the property include thick sequences of banded iron formation with strike lengths of over several kilometres. With the use of recent airborne geophysical surveys and new structural data, Golden River has outlined favourable gold-bearing deformation zones of the iron formation that appear similar to the nearby Lupin Mine. Assay results are due by mid October 2006.

Hood River Area

Several areas within the High Lake area returned anomalous gold results collected during our sampling program in 2004 and 2006.

Several prospective zones were re-examined; however, the Penthouse area became the main focus of the 2006 Hood River assessment. Here, a large 3 kilometer zone of sheared and brecciated siliceous basalts and sediments occurs that may be analogous to the nearby Ulu deposit. Arsenopyrite mineralization is abundant and appears structurally controlled. Assay results are due by mid October 2006.

Golden River is very encouraged by the 2006 exploration program which was successful in finding new locations of strong mineralization this field season. Following the field investigation program, the characteristics and prospectivity of the Penthouse zone are better understood and the area presents an excellent drill target. Our planned drill program is expected to take place during the 2006-2007 winter months.

Committee Bay Belt


         In June 2002, we staked land in the highly prospective Committee Bay Greenstone Belt. GRR owns 100% of the Committee Bay Area properties. All claims are on federally owned ground and mineral title is administered by the federal government.

         The Committee Bay Greenstone Belt is located approximately 240 kilometers northeast of Baker Lake in Nunavut, Canada and is believed to represent the largest under-explored greenstone belt in North America, with potential to host world-class gold deposits.

         The geology is highly prospective for banded iron formation hosted gold mineralization (as in the 3 million ounce Meadowbank and the 4.6 million ounce Meliadine gold deposits located to the south of the properties, north the hamlets of Baker Lake and Rankin Inlet, respectively). Our properties protect several auriferous iron formations. In addition to the banded iron formation hosted gold targets, this belt has potential for shear-hosted lode gold, Witswaterstrand style gold, komatiite hosted stratiform nickel-copper (Kambalda analogy), and platinum group elements ("PGE's") in layered igneous complexes (Laughland Lake Anorthosite Suite).

         Originally 29 properties were staked comprising a land area of 71,694 acres in the Committee Bay Greenstone Belt in central Nunavut, Canada. These properties were recorded on October 16, 2002. From the original area we retained a total of 49,439.48 acres on 21 properties. To keep the properties in good standing, we needed to spend a total of CDN$197,798 of assessment work by October 16, 2004. A total of CDN$98,879 (CDN$2 per acre) is required in each subsequent year up to 2012 (at which point a decision to bring the properties to lease must be made). During the 2004 field season, we spent CDN$1.567 million on exploration and all amounts in excess of the commitment can be offset against future commitments. As a result of the amount we spent during 2004, we have already met the expenditure commitment until 2012. We have included a list of our mining properties in the Committee Bay Greenstone Belt in Appendix B to this Annual Report.

Location


         The Committee Bay Claims are located 245 to 365 kilometers northeast of the town of Baker Lake (Qamani'tuaq), Nunavut, Canada, or 210 to 320 kilometers west to southwest of the town of Repulse Bay (Ngoldjat). The community of Kagaaruk (formerly Pelly Bay) is 190 to 305 kilometers northeast of the claim groups. Our land holdings in the Committee Bay Greenstone Belt include 21 properties in 10 claim blocks. These properties total approximately 49,439.48 acres and all were recorded on October 16, 2002.


                        See supplemental PDF for graphic

Figure 3.- Location of Committee Bay Area Properties



         Access, Infrastructure, Local Resources

         Access to the properties is by fixed wing aircraft. Alternatively, float equipped planes have the option of landing at some of the larger lakes (Laughland Lake for example) or on sections of the Hayes River. Helicopter support is required to mobilize personnel from camp to the property areas.

         The Committee Bay Greenstone Belt lies within the zone of permafrost. The mean annual temperature of -20oC reflects its Arctic location (the Arctic Circle transects the property area). The climate is typical of the Eastern Arctic with average temperatures in the winter months of -30oC to -35oC, and +10oC to +12oC in the summer. The ground remains snow covered for more than 250 days a year (generally September to June). Rivers break up in June and lakes are ice bound until mid July.

         The project area is on the northern section of the Wager Plateau, a shield area that has been significantly modified by glacial processes. Elevations range from 122 meters above sea level in the southwest to 560 meters above sea level in the northeast.

         The closest community with regularly scheduled air service is Baker Lake, about 350 kilometers to the southwest. Canadian North and First Air flights arrive from Yellowknife and Iqaluit. Calm Air flies from Winnipeg to Rankin Inlet (Kangiqliniq) and then on to Baker Lake daily except Sundays. Kivalliq Air flies from Cambridge Bay (Qaluktuuttiaq) to Baker Lake enroute to Rankin Inlet. Fuel and expediting services are available in Baker Lake. There is little infrastructure in the claim area apart from the Committee Bay Resources Hayes River camp which has a winter airstrip and fairly regular supply flights.

         Property History

         All previous work reported by companies is quoted from open file government assessment reports.

         Following the release of Heywood's original geology map of the area in 1961, several exploration companies performed work in the Committee Bay Greenstone Belt. The nickel-copper potential of ultramafic rocks was the primary target of this first exploration wave. In 1969 to 1970, explorers mapped, sampled and conducted limited geophysical surveys on areas now covered by our A and E properties. This program outlined several electromagnetic conductors coincident with surface mineralization. The best trenched nickel value occurred on the "EE" properties within a 1.46 kilometer long conductor.

         Further exploration was undertaken during the general nickel-copper reconnaissance in 1970 and 1974 and more detailed work in 1975 and 1976. Geologic mapping, ground magnetic and EM surveys were conducted in the Hayes River area. Although prospective rock units with nickel and copper values were found, no further follow up was recommended.

         In 1986, reconnaissance rock samples were taken within the current Pickle properties area.

          Southwest of the central tonalite, in the area of our Pickle properties, several permits were granted to the Committee Bay Joint Venture
(CBJV) in 1993. Sampling by CBJV returned gold values in sheared banded iron formation with pyrite + arsenopyrite. Although CBJV's Pickle 1 claim was staked in 1995, no follow-up work was reported. The iron formation at this site is 70-100 meters thick and traceable for 1.5 kilometers.

         In 1992, reconnaissance sampling in the Committee Bay area was undertaken on behalf of the CBJV. Several highly anomalous gold values were returned from rock samples taken. Follow-up work was performed in 1993. High gold values corresponded with banded iron formation with quartz veining and/or silicification and pyrite + pyrrhotite +/- arsenopyrite. In 1995, further rock samples were taken, and eight drill holes totaling 811.41 meters completed. This work exclusively focused on the Bluff properties in Hayes River area and the Inuk area further to the northeast. In 1996, the CBJV flew a 13,262 line kilometer detailed geophysical survey (magnetics and VLF), collected additional rock samples and drilled 6 holes at Three Bluffs. Approximately CDN$5.4 million was collectively spent on the Committee Bay Greenstone Belt between 1992 and 2001 by explorers. This exploration focused on three areas: Laughland Lake, Hayes River and Curtis River.

         Numerous gold occurrences were discovered by the CBJV between 1992 and 2001. Of particular note are the Pickle, Four Hills, Cop, Ghost Coyote, Ridge, Bluff group and West Plains prospects.

         Our five Wrench properties were previously within prospecting permits granted to the CBJV in 1994. Reconnaissance sampling by the CBJV returned a series of gold anomalies over approximately three kilometers in sheared, oxide banded, iron formation in their northern part of their BLUFF claim block.

         The Committee Bay Greenstone Belt was the subject of two separate 3 year (2000-2003) government targeted Geoscience initiatives ("TGI"). These TGIs were a collaboration between the Geological Survey of Canada, Canada-Nunavut Geoscience Office and university partners. The stated objective of the TGI was to increase the level and cost-effectiveness of private sector exploration for mineral resources. Government work in the Committee Bay Greenstone Belt included 1:100,000 scale geologic mapping, prospecting, surficial mapping, drift prospecting, and airborne geophysics. Airborne magnetic surveys (400 meter flight line spacing) were carried out and released as total field maps in 2002. Quaternary research involved multimedia sampling for gold and base metals and this drift prospecting/sampling was carried out between 2001 and 2003.

         Committee Bay Resources Limited ("CBR") is the largest landholder in our claim area. At Three Bluffs, CBR's drilling defined gold mineralization for at least one kilometer along strike and to a depth of 320 meters from surface. A current summary of their results can be found on the CBR website.

         The government aeromagnetic survey shows a continuation of the Three Bluffs iron formation for at least three kilometers onto our Wrench properties. Government sampling in 2001 on this trend returned gold intersections from sulphide bearing (pyrite + pyrrhotite), quartz-veined intervals of oxide banded iron formation on the GRR Wrench Property.

         Numerous other prospective gold targets (West Plains, Four Hills, Coyote, etc) are the subject of ongoing investigation by CBR. Our properties border or are along strike of CBR's prospects.


Geologic Setting


         The Prince Albert Group ("PAG") incorporates a series of Archean-aged greenstone belts that stretch approximately 600 kilometers northeast from the Aylmer Shear Zone in the south to the eastern tip of Melville Peninsula in the north. A 300 kilometers long section southwest of Committee Bay is referred to as the Committee Bay Greenstone Belt.

         The stratigraphy of the Committee Bay Greenstone Belt includes banded iron formation up to 50 meters thick, komatiite volcanic flows, basalts, intermediate to felsic tuffs, and quartz-cobble conglomerates. Deformation is recorded by major shear zones, second order faults, complex folding, and felsic intrusions. Numerous gold prospects are spread out over a 260 x 40 kilometer area including the Inuk zone in northeast Committee Bay and the Three Bluffs zone in the Hayes River area.

         The approximate age of the Committee Bay Greenstone Belt ranges from
2.718 billion years to 2.732 billion year old.

         Younger plutonic intrusions include the 1830 Million year old Hudson monzo-granites. Laterally continuous, northeast trending, quartz-feldspar porphyry dykes, 0.5 meter to 10 meter wide, are traceable for hundreds of meters in the Three Bluffs area. Age dates for these porphyry dykes are not currently available.

         Prospects

         The Committee Bay Greenstone Belt is prospective for a number of mineral deposit types including banded iron formation hosted gold, shear-hosted lode gold, komatiite hosted, stratiform, nickel-copper (Kambalda analogy) mineralization, and platinum group elements in layered igneous complexes.

         Examples of iron formation hosted gold mineralization include GRR's Wrench properties where government sampling in 2001 returned gold intersections from sulphide bearing (pyrite + pyrrhotite), quartz-veined intervals of oxide banded iron formation. This section of iron formation is over 6.5 kilometers long. Additional kilometer-scale segments of iron formation with anomalous gold are present further to the east within the Wrench claim block.

         Other iron formation hosted gold examples include mineralization on our Pickle properties. The iron formation here is 70-100 meters thick and traceable for 1.5 kilometers. The gold values are found in sulphide-rich sections (arsenopyrite and pyrite) of the sheared, oxide + silicate banded, iron formation over a distance of 1.35 kilometers. In addition, gold values in iron formation are also found on our NN1 and NN2 properties.

         An example of shear-hosted, gold mineralization in the Committee Bay Greenstone Belt is CBR's Coyote prospect where high-grade gold values were returned from an intensely sheared gabbro with quartz veins, pyrite + pyrrhotite + chalcopyrite + visible gold. The hosting structure is a splay off the east-west Walker Lake Shear Zone and is a classic setting for shear-hosted gold. GRR holds title to a claim on either side of the Coyote claim prospect.

         Komatiite hosted (Kabalda-style) nickel potential exists on our three EE properties (EE 1-3). These properties cover anomalous nickel values spread over 930 meters along a contact between a thick ultramafic body and sediments. Elevated copper values were also reported. A second ultramafic/sediment contact on the western edge of the western E claim also has anomalous nickel over a similar strike length. The folded stratigraphy in the centre of the EE claim block is also prospective for gold.

         The Laughland Lake Anorthosite Suite ("LLAS") has good PGE potential. Rusty zones defined by sulphide gossans of up to 100 meters wide and 500 meters long have been reported in this area. Moderately anomalous platinum, palladium nickel and copper values have been reported from sampling of these zones.

         Work Program

         A total of CDN$1.567 million was spent on our Committee Bay Greenstone Belt 2004 program. A large portion of the expense went to establishing a re-usable base-camp into this fairly remote location. All field, office, and camp supplies, as well as fuel, were flown in. All field activities were helicopter supported.

         Between June 2004 and early September 2004, a regional, grassroots-type prospecting/mapping program was undertaken to explore all of our mineral properties in the Committee Bay Greenstone Belt. Each of our 21 properties holds significant promise of a mineral deposit. In some localities outcrop was not abundant or even observed; however, many of the claim sites were selected to cover key magnetic anomalies identified from the government regional airborne survey.

         A total of 1,476 rock samples were removed and analyzed from the 21 properties. In addition, a small soil grid was established on the Wrench property and 658 soil samples were collected. Anomalous to ore grade gold was returned from sampling on several of the claim areas. Of particular note were the results from the Wrench property which cover an area adjacent to the CBR's Three Bluffs deposit and were found to hold identical structures and lithologies. Sampling along exposed banded iron formation produced high gold values within the 1.5 kilometer strike length of the targeted iron formation horizon.

          Our exploration program began in late May 2004 with a geophysical program on the Wrench property. This is covered in the "Geophysical Surveys" section.

         Geophysical Surveys

         Wrench Property

         An eighty six line grid was established over the Wrench Claims by Aurora Geosciences Ltd. of Yellowknife, NWT. Grid point control was accomplished using GPS technology. Lines were spaced every one hundred meters and in total the grid was comprised of 176.46 line kilometers. Subsequently, two geophysical surveys were undertaken. Total field magnetic surveying was carried out with readings obtained at 6.25 meter stations. Horizontal loop electromagnetic (HLEM) surveying was also undertaken. Readings for this survey were spaced at twenty five meter intervals.

         The Wrench claim group comprises five contiguous properties covering approximately 4,900 hectares. A government aeromagnetic survey confirms that the Wrench iron formation is directly connected with and along strike from CBR's Three Bluffs iron formation hosted gold deposit.

         The geophysical program served a number of purposes. The magnetics accurately traced the iron formation and delineated important structural information such as faulting and folding. The HLEM component highlighted where the conductive pyrrhotite-rich sections of the iron formation are located and, in conjunction with the magnetics, may define trenching and drill targets.

         The magnetic survey outlined a strong, six kilometer long, northeast-trending, magnetic anomaly along the western half of the grid. In the southeastern portion of the grid, two additional strong, parallel, magnetic anomalies were recorded. The HLEM survey outlined 17 distinct conductive trends/anomalies, most of which are coincident with, or flank, very strong magnetic features.

         Field verification of the magnetic anomalies indicated that the magnetic anomalies are a result of the presence of continuous banded iron formation units that underlie the grid area.

         Proposed Work

         With the large assessment credit excess from the 2004 program, we have already met our expenditure commitments until 2012 for most properties (see Appendix B). However due to the gold potential and interest in the Committee Bay Greenstone Belt, further work is being planned.

         Future exploration programs will involve further geophysical surveys, mapping, prospecting, sampling, and drilling. Identifying and defining drill targets will be the primary objective.

         Three areas present themselves as likely drill targets, the Wrench prospect which is along strike of CBR's Three Bluffs deposit; the Pickle claim iron formation which has the thickest intervals of sheared banded iron formation and the West claim which has the same geophysical anomalies as CBR's West Plains drill area.

         Regulation

         Mining in Canada

         The mining industry in Canada operates under both federal and provincial or territorial legislation governing the exploration, development, production and decommissioning of mines. Such legislation relates to the method of acquisition and ownership of mining rights, labour, health and safety standards, royalties, mining and income taxes, exports, reclamation and rehabilitation of mines, and other matters. The mining industry in Canada is also subject to legislation at both the federal and provincial or territorial levels concerning the protection of the environment. Legislation imposes high standards on the mining industry to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. The design of mines and mills, and the conduct of extraction and processing operations, are subject to the regulatory restrictions. The exploration, construction, development and operation of a mine, mill or refinery require compliance with environmental legislation and regulatory reviews, and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Legislation is in place for lands under federal jurisdiction or located in certain provinces and territories that provide for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports require a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed mine exploration and development.

         Failure to comply with the requirements of environmental legislation may result in regulatory or court orders being issued that could result in the cessation, curtailment or modification of operations or that could require the installation of additional facilities or equipment to protect the environment. Violators may be required to compensate those suffering loss or damage by reason of mining activities and the violators, including our officers and directors, may be fined or, in some cases, imprisoned if convicted of an offence under such legislation. Provincial and territorial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties that are closed. Closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for a long time following closure in order to fulfill regulatory closure requirements. The cost of closure of existing and former mining properties and, in particular, the cost of long-term management of open or closed mining properties can be substantial.

         Government Regulations

         We are committed to complying and, to our knowledge, are in compliance with all governmental and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Our exploration work is subject to the Mining Land Use Regulations of the Indian and Northern Affairs Canada Mining Act. This Act requires us to obtain permits prior to performing significant exploration programs.

         We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian properties, including those with respect to mining properties. Our activities are not only subject to extensive federal, provincial and local regulations controlling the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. We will be obligated to take steps to ensure that such streams draining the property do not become contaminated as a result of our activities on the property. We are not aware of any environmental problems on the property as of the date of this Annual Report.

         The mining industry in Nunavut, where our exploration properties are situated, operates under Canadian federal and territorial legislation governing prospecting, development, production, environmental protection, exports, income taxes, labour standards, mine safety and other matters. We believe our Canadian operations are operating in substantial compliance with applicable law.

         Our exploration works is subject to environmental regulation primarily by the Federal Department of Indian Affairs and Northern Development and the Nunavut Water Board. The Department of Fisheries & Oceans (Canada) and the Department of the Environment (Canada) have an enforcement role in the event of environmental incidents, but presently have no direct regulatory role in relation to exploration activity.

         On April 1, 1999, the Nunavut Land Claims Agreement, dated May 28, 1993, between the Inuit of Canada's eastern arctic region and Her Majesty the Queen in right of Canada, came into force. Under this agreement, the Inuit were granted ownership of approximately 360,000 square kilometers of land in an area referred to as the Nunavut Settlement Area, including ownership of subsurface rights in approximately 37,500 square kilometers of those lands. Third party interests in lands in the Nunavut Settlement Area created prior to April 1, 1999 are protected under the Nunavut Land Claims Agreement. Where a third party was granted a mining lease under the Canada Mining Regulations in lands comprising the Nunavut Settlement Area, that interest continues in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation that give rise to the interest. However, where any successor legislation has the effect of diminishing the rights afforded to the federal government, it will not bind the Inuit without its consent. The Inuit are entitled to receive whatever compensation is payable by the interest holder for the use of exploitation of mineral rights. The federal government continues to administer the third party interest on behalf of the Inuit, unless the third party and the Inuit enter into an agreement under which the third party agrees to the administration of their interest by the Inuit. In the event such an agreement is reached, the applicable legislation will cease to apply to the third party interest. Subsurface interests in such lands continue to be administered in accordance with applicable legislation relating to those interests and are not affected by the Nunavut Land Claims Agreement.

         Third party interests in lands in the Nunavut Settlement Area created on or after April 1, 1999 are granted, in the case of surface rights, by the appropriate regional Inuit association and, in the case of subsurface rights, by Nunavut Tungavik Incorporated which will hold subsurface title to Inuit owned lands and will be additionally responsible, in consultation with the appropriate regional Inuit associations, for the administration and management of those subsurface rights.

         Government Requirements for Maintenance of Claims

         Slave Craton

         Fees and exploration expenditures associated with the maintenance of Tahera Corporation's ground covered under the Slave Craton Agreement with Golden River Resources is the responsibility of Tahera.

         Committee Bay Greenstone Belt

         The Nunavut Government has granted our interest in the 21 mineral properties in the Committee Bay Greenstone Belt described in this Report.

         To keep the 21 properties in good standing, we were required to spend a total of CDN$197,798 of qualifying assessment work by October 16, 2004. Assessment work must be filed with the Mining Recorder within 30 days of the claim's anniversary date or within 60 days of the lapsing notice date.

         A total of CDN$98,879 (CDN$2 per acre) is required in each subsequent year up to 2012 (at which point a decision to bring the properties to lease must be made).

         In 2004 we spent a total of CDN$1,566,962 of on our properties. All assessment work was filed and the excess of CDN$1,369,164 was used to offset the expenditure requirement in following years. As a result we have already met our commitment until 2012 for most properties (see Appendix B).